UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
(Exact name of registrant as specified in its charter)

4204 Industrial Blvd.
Laval, Quebec
H7L 0E3, Canada
(450) 662-6632
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7½% Senior Subordinated Notes due 2013
(Title of each class of securities covered by this Form)

Place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [ ]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [X]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

Alimentation Couche-Tard Inc. (the "Company") first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on March 17, 2004.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act, as applicable, and the rules promulgated thereunder, for the period during which it was required to file or submit such reports, including at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

On February 17, 2004, the Company filed a registration statement on Forms F-10, S-4 and F-4, and on March 17, 2004, amendment no. 1 to the registration statement, with the Commission relating to an offering of $350,000,000 aggregate principal amount of 7½% senior subordinated notes due 2013 (the "Senior Notes"), and related subsidiary guarantees, in exchange for substantially identical outstanding debt securities that had been offered and sold in an offering exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act").

Since that time, the Company has not conducted any other offerings of securities required to be registered under the Securities Act.

Item 3.	Foreign Listing and Primary Market

A.	The Senior Notes have never been listed or traded on any exchange.

B.	Not applicable.

C.	Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

Not applicable.

Item 8.	Prior Form 15 Filers

A.

The Company's reporting obligations were automatically suspended pursuant to Section 15(d) of the Exchange Act commencing with the Company's fiscal year beginning on April 26, 2004, because the Senior Notes were held of record by fewer than 300 persons as of such date. The Company continued to file reports with the Commission on a voluntary basis pursuant to the requirements of the trust indenture for the Senior Notes (the "Indenture") until November 2010. In December 2010, the Company redeemed all of the outstanding Senior Notes in accordance with the terms of the Indenture

B.	Not applicable.

C.	As of March 23, 2012, there were no holders of record of the Senior Notes.

PART II

Item 9.	Rule 12g3-2(b)

Not applicable.

PART III

Item 10.	Exhibits

Not applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h- 6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Alimentation Couche-Tard Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Alimentation Couche-Tard Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ALIMENTATION COUCHE-TARD INC.
Date: March 23, 2012

By: (s) Sylvain Aubry
Name: Sylvain Aubry
Title: Senior Director, Legal Affairs and Corporate Secretary